February 23, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Your letter dated February 7, 2011 (the Comment Letter)
Regarding Winnebago Industries, Inc.
Form 10-K for Fiscal Year Ended August 28, 2010
Filed October 26, 2010
File No. 001-06403

Dear Mr. Shenk:

On behalf of Winnebago Industries, Inc., we acknowledge receipt of comments of the staff of the Securities and Exchange Commission dated February 7, 2011 with respect to our above referenced filing. Our responses to the Comment Letter will be submitted by March 9, 2011 in accordance with verbal communication and agreement with Ms. Theresa Messinese on February 23, 2011.

If you have any further comments or questions concerning this letter, please contact me at 641-585-6865.

Kind regards,

/s/ Sarah N. Nielsen
Sarah N. Nielsen
Vice President, Chief Financial Officer
Winnebago Industries, Inc.